

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 29, 2011

<u>Via E-mail</u>
Wolfgang Maasberg
Chief Executive Officer & President
Lyris, Inc.
6401 Hollis Street, Suite 125
Emeryville, CA 94608

> **Re: Lyris, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2010**
> **Filed September 22, 2010**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2010**
> **Filed February 9, 2011**
> **File No. 333-82154**

Dear Mr. Maasberg:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief